                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 32)

                              Chrysler Corporation
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                                (Name of Issuer)

                         Common Stock, $1.00 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  171196 10 8
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                                 (CUSIP Number)

                             Stephen Fraidin, P.C.
                    Fried, Frank, Harris, Shriver & Jacobson
                               One New York Plaza
                           New York, New York  10004
                                 (212) 859-8140

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               February 8, 1996
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
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CUSIP No. 171196 10 8           SCHEDULE 13D               Page 2 of 7 Pages


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        KIRK KERKORIAN

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]

                                                                (b) [_]

3  SEC USE ONLY


4  SOURCE OF FUNDS*


        AF; BK

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) OR 2(e)                                                      [ ]


6  CITIZENSHIP OR PLACE OF ORGANIZATION


        U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


        7  SOLE VOTING POWER

                51,900,000 Shares

        8  SHARED VOTING POWER


        9  SOLE DISPOSITIVE POWER


                51,900,000

        10 SHARED DISPOSITIVE POWER


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       51,900,000 Shares


12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]



13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


       13.7%

14 TYPE OF REPORTING PERSON*

        IN

CUSIP No. 171196 10 8           SCHEDULE 13D               Page 3 of 7 Pages


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        TRACINDA CORPORATION

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]

                                                                (b) [_]

3  SEC USE ONLY


4  SOURCE OF FUNDS*


        BK

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) OR 2(e)                                                      [ ]


6  CITIZENSHIP OR PLACE OF ORGANIZATION


        U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


        7  SOLE VOTING POWER

                50,000,000 Shares

        8  SHARED VOTING POWER


        9  SOLE DISPOSITIVE POWER


                50,000,000 Shares

        10 SHARED DISPOSITIVE POWER


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       50,000,000 Shares


12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]



13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


       13.2%

14 TYPE OF REPORTING PERSON*

        CO

CUSIP No. 171196 10 8           SCHEDULE 13D               Page 4 of 7 Pages


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        ALFRED BOYER

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]

                                                                (b) [_]

3  SEC USE ONLY


4  SOURCE OF FUNDS*


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) OR 2(e)                                                      [ ]


6  CITIZENSHIP OR PLACE OF ORGANIZATION


        U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


        7  SOLE VOTING POWER

                5,000 Shares

        8  SHARED VOTING POWER


        9  SOLE DISPOSITIVE POWER


                5,000 Shares

        10 SHARED DISPOSITIVE POWER


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       5,000 Shares


12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]



13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


       less than 0.1%

14 TYPE OF REPORTING PERSON*

        IN

          This Amendment No. 32 amends and supplements the Statement on Schedule 13D (as previously amended, including pursuant to the Schedule 14D-1 and amendments thereto previously filed by Tracinda Corporation, a Nevada corporation wholly owned by Kirk Kerkorian, the "Schedule 13D"), relating to the common stock, par value $1.00 per share (the "Shares"), of Chrysler Corporation, a Delaware corporation (the "Company"), previously filed by Mr. Kerkorian, Tracinda Corporation ("Tracinda"), Lee Iacocca, and Alfred Boyer. Terms used and not defined in this Amendment have the meaning set forth in the Schedule 13D.
                                 *     *     *

          1. Item 2 of the Schedule 13D, "Identity and Background," is hereby amended to add the following:

          On February 8, 1996, Mr. Iacocca withdrew as a member of the group (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) filing this Schedule 13D (the "Schedule 13D Group"), and the remaining Filing Persons ceased to have any arrangement, understanding or relationship with Mr. Iacocca with respect to any securities of the Company (other than the agreements attached to this Amendment).


                                 *     *     *

          2. Item 4 of the Schedule 13D, "Purpose of Transaction," and Item 6 of the Schedule 13D, "Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer," are hereby amended to add the following:

          On February 8, 1996, the Company and Tracinda issued a joint press release, a copy of which is included as an Exhibit to this Amendment, and which is incorporated herein by reference.


          On February 8, 1996, Tracinda and Mr. Kerkorian entered into the following agreements, copies of which are filed as Exhibits to this Amendment and incorporated herein by reference: (i) a Letter Agreement among Tracinda, Mr. Kerkorian and the Company; (ii) a Standstill Agreement among Tracinda, Mr. Kerkorian and the Company; (iii) a Litigation Settlement Agreement among Tracinda, Mr. Kerkorian, the Company and Mr. Iacocca; and (iv) an Agreement between Tracinda and Mr. Iacocca relating to the termination of arrangements, understandings and relationships between Mr. Iacocca and Tracinda with respect to securities of the Company.


                                 *     *     *

                                     5 of 7

          3. Item 5 of the Schedule 13D, "Interest in Securities of the Issuer," is hereby amended to add the following:

          (a) As a result of the withdrawal of Mr. Iacocca as a member of the
Schedule 13D Group, the Filing Persons taken together are the beneficial owners of 51,905,000 Shares or approximately 13.7% of the Shares outstanding, based upon the number of Shares outstanding as disclosed to Tracinda by the Company.

          (c) On January 19, 1996, Mr. Boyer renewed his Long Term Equity Anticipation options, which will now expire in 1997.


                                 *     *     *

          4. Item 7 of the Schedule 13D, "Material to be Filed as Exhibits," is hereby amended to add the following:


          1. Joint press release issued by the Company and Tracinda on February 8, 1996.

          2. Letter Agreement dated February 8, 1996, among Tracinda, Mr. Kerkorian and the Company.

          3. Standstill Agreement among Tracinda, Mr. Kerkorian and the Company, dated as of February 8, 1996.

          4. Litigation Settlement Agreement dated as of February 8, 1996, among Tracinda, Mr. Kerkorian, the Company and Mr. Iacocca.

          5.  Agreement dated February 8, 1996, between Tracinda and Mr.
          Iacocca.


                                 *     *     *

          5. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

                                     6 of 7
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                                   SIGNATURE
                                   ---------



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    TRACINDA CORPORATION


                                    By: /s/  Anthony L. Mandekic
                                        ------------------------
                                        Anthony L. Mandekic
                                        Secretary/Treasurer



Dated: February 8, 1996

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